FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HSBC Holdings plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder and subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland	2,613,529
Barclays Capital Nominees Limited	11,846,032
Barclays Global Investors Japan	30,172
Barclays Trust Co & Others (various accounts)	322,563
Boston Safe Deposit And Trust	2,337,016
Chase Manhattan Bank (various accounts)	75,823,100
Chase Nominees Limited (various accounts)	152,970,708
Clydesdale Nominees (various accounts)	698,703
Investors Bank And Trust Co (various accounts)	9,262,803
JPMorgan Chase Bank (various accounts)	12,222,352
Mitsubishi Trust International (various accounts)	168,625
Northern Trust Bank - Bgi Sepa (various accounts)	955,882
Nutraco Nominees Limited	1,417,093
State Street (various accounts)	335,259
State Street Bank - Custodian	29,560
State Street Bank And Trust	9,642,914
Sumitomo TB (various accounts)	119,169
Swan Nominees Limited (various accounts)	203,208
Zeban Nominees Limited	3,507,244

5. Number of shares / amount of stock acquired

Total holding at 14 March 2003 - 284,505,932 ordinary shares of US$0.50 each

6. Percentage of issued class

3.00 per cent

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary shares of US$0.50 each

10. Date of transaction

14 March 2003

11. Date company informed

18 March 2003

12. Total holding following this notification

284,505,932 ordinary shares of US$0.50 each

13. Total percentage holding of issued class following this notification

3.00 per cent

14. Any additional information

15. Name of contact and telephone number for queries

Robert Musgrove, Assistant Secretary - 020 7992 1504

16. Name and signature of authorised company official responsible for making this notification

Robert Musgrove, Assistant Secretary

Date of notification

18 March 2003

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                 By:

                                                                                                                                                                 Name: P A Stafford

                                                                                                                                                                 Title: Assistant Group Secretary

                                                                                                                                                                 Date: March 18, 2003